UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Assets	
Cash and cash equivalents	$ 1,375,205
Accounts receivable	60,000
Other receivable, net	92,551
Prepaid expenses	47,735
Restricted cash	60,000
Property and equipment, net	171,379
Intangibles, net	3,266
Total assets	$ 1,810,136

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 1,174,621
Deferred rent	103,344
Total liabilities	1,277,965
Member's equity	532,171
Total liabilities and member's equity	$ 1,810,136

The accompanying notes are an integral part of these financial statements.